UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

EZFILL HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

303414208
(CUSIP Number)

Michael D. Farkas 407 Lincoln Road, Suite 9F Miami Beach, Florida 33139 Phone: (305) 907-7600
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 7, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 303414208

1	NAMES OF REPORTING PERSON Michael D. Farkas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 422,335(a)
	8	SHARED VOTING POWER 1,244,731(a–d)
	9	SOLE DISPOSITIVE POWER 422,335(a)
	10	SHARED DISPOSITIVE POWER 1,244,731(a–d)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,244,731(a–d)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.866%(e)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(a) The Reporting Person is the President of the Farkas Group, Inc., and beneficially owns 422,335 shares of common stock of the Company held by the Farkas Group, Inc.

(b) The Reporting Person is the Manager of SIF Energy LLC, and beneficially owns 387,067 shares of common stock of the Company held by SIF Energy LLC.

(c) The Reporting Person is the Chief Executive Officer and member of the board of directors of Balance Labs, Inc., and beneficially owns 66,443 shares of common stock of the Company held by Balance Labs, Inc.

(d) The Reporting Person is the Chief Executive Officer and Chairman of NextNRG Holding Corp., and beneficially owns 368,886 shares of common stock of the Company held by NextNRG Holding Corp.

(e) Based on 4,812,192 shares of the Company’s common stock issued and outstanding as of May 14, 2024, as disclosed in the Company’s quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 14, 2024.

Item 1. Security and Issuer

The class of equity securities to which this Amendment No. 1 (this “Amendment”) to that certain Schedule 13D filed with the SEC as of September 24, 2021 (“Schedule 13D”, and together with this Amendment, the “Amended Schedule 13D”) relates is the shares of common stock, $0.0001 par value per share (the “Shares”) of EzFill Holdings, Inc., a Delaware corporation (the “Issuer”), which has its principal executive office at 67 NW 183rd Street, Miami, Florida 33169. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. This Amendment amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background

This Amendment is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Michael D. Farkas (the “Reporting Person”). The Reporting Person is the President of the Farkas Group, Inc., the Manager of SIF Energy LLC, the Chief Executive Officer and member of the board of directors of Balance Labs, Inc., and the Chief Executive Officer and Chairman of NextNRG Holding Corp. The Reporting Person is also the Issuer’s founder, former president and executive chairman. The business address of the Reporting Person is 407 Lincoln Road, Suite 9F, Miami Beach, Florida 33139.

During the last five years, the Reporting Person has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As previously disclosed in those certain statements of changes in beneficial ownership on Form 4 as filed with the SEC on April 12, 2024, May 20, 2024, May 31, 2024, and June 7, 2024, the Reporting Person engaged in certain transactions in respect of the Shares during the past 60 days. In connection with such transactions, the Reporting Person used personal funds for his open market purchases of the Shares as disclosed in such Form 4 filings with the SEC.

Item 4. Purpose of Transaction

The Reporting Person is the Issuer’s founder, former president and executive chairman as of the date of this Amendment.

The Reporting Person from time to time intends to review his investments in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, he may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the Shares currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

Except as set forth in the Amended Schedule 13D, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) - (b) The following disclosure is based upon 4,812,192 Shares issued and outstanding as of May 14, 2024, as disclosed in the Company’s quarterly report on Form 10-Q filed with the SEC on May 14, 2024.

As of the date of this Amendment, the Reporting Person may be deemed to be the beneficial owner of 1,244,731 Shares.

(c) Except as disclosed in Item 3, the Reporting Person has not effectuated any transactions during the past 60 days in any shares of Common Stock.

(d) Not applicable.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2024

Michael D. Farkas

06/10/2024
Date

/s/ Michael D. Farkas
Signature